UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                          SK Shasta Acquisition Corp. 4
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)


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                                 (CUSIP Number)

                                  Kurt Pichler
                          SK Shasta Acquisition Corp. 4
                             P.O. BOX 4226 STN Main
                         Vancouver, B.C., Canada V6B3Z7
                                  604-568-6426
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 9, 2008
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   None
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

   Sierra Knight Financial Group, Inc.    848541751RT0001
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)
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3. SEC Use Only
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4. Source of Funds (See Instructions) (See item 3) WC
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e)
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6. Citizenship or Place of Organization   Canada
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                  7. Sole Voting Power
Number of       ----------------------------------------------------------------
Shares            8. Shared Voting Power
Beneficially         30,000,000
Owned by        ----------------------------------------------------------------
Each              9. Sole Dispositive Power
Reporting       ----------------------------------------------------------------
Person With      10. Shared Dispositive Power
                     30,000,000
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
    30,000,000
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    100%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    OO

CUSIP No.   None
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

   Kurt Pichler
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Source of Funds (See Instructions) (See item 3) WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e)
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization   Canada
--------------------------------------------------------------------------------
                  7. Sole Voting Power
Number of       ----------------------------------------------------------------
Shares            8. Shared Voting Power
Beneficially         30,000,000
Owned by        ----------------------------------------------------------------
Each              9. Sole Dispositive Power
Reporting       ----------------------------------------------------------------
Person With      10. Shared Dispositive Power
                     30,000,000
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    30,000,000
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    100%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    IN

Item 1.  Security and Issuer.

      This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") of SK Shasta Acquisition Corp. 4, whose principal executive offices are located at P.O. BOX 4226, STN Main, Vancouver, B.C., Canada V6B3Z7 (the "Issuer").

Item 2. Identity and Background.

      (a) The name of the reporting person is Sierra Knight Financial Group, Inc. (the "Reporting Person" or "Sierra Knight"), a corporation organized under the laws of Canada Kurt Pichler is the principal of Sierra Knight and, as such, has indirect voting and dispositive power over the shares held by Sierra Knight.

      (b) The address of the Reporting Person's principal business and Mr. Pichler's business address is P.O. BOX 4226, STN Main, Vancouver, B.C., Canada V6B3Z7.

      (c) The principal business of the Reporting Person is an investment advisory firm, and Mr. Pichler is a finance and business engineer and the President of Sierra Knight.

      (d) Neither the Reporting Person nor Mr. Pichler has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither the Reporting Person nor Mr. Pichler has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Sierra Knight Financial Group, Inc. is organized under Canadian law, and Mr. Pichler is a Canadian citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

      Sierra Knight Financial Group, Inc. purchased 30,000,000 shares of Common Stock from the Issuer at a purchase price of $0.0001 per share, for a total of $3,000. The source of funding was through working capital.

Item 4.  Purpose of Transaction.

      The purpose of the Reporting Person's stock purchase was to fund the Issuer.

Item 5.  Interest in Securities of the Issuer.

      (a) Sierra Knight beneficially owns an aggregate of 30,000,000 shares of Common Stock, representing 100% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Registration Statement filed on Form 10 on October 10, 2008.)

      (b) The Reporting Person and has the sole right to vote and dispose, or direct the disposition, of the 30,000,000 shares of Common Stock owned by the Reporting Person. As principal of Sierra Knight, Kurt Pichler indirectly shares voting and disposition power with respect to these securities.

      (c) The 30,000,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer effective May 2, 2008.

      (d) Other than Sierra Knight and Mr. Pichler, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 30,000,000 shares of Common Stock owned by the Reporting Person.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7.  Material to Be Filed as Exhibits.

      Exhibit No.             Description of Exhibit
      -----------             ----------------------

         99                   Joint Filing Agreement dated December 16, 2008.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       December 16, 2008

                                       Sierra Knight Financial Group, Inc.


                                       /s/ Kurt Pichler
                                        ----------------------------------
                                       Name:  Kurt Pichler
                                       Title: President




                                        /s/ Kurt Pichler
                                        ----------------------------------
                                        Kurt Pichler